SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                                  BLUEFLY, INC.
                             ______________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                  _________________________________________________
                         (Title of Class of Securities)

                                    096227103
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
              _____________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1999
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 79 Pages
                             Exhibit Index: Page 19

                                                              Page 2 of 79 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 442,643
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   442,643
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            442,643 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.29%

14       Type of Reporting Person*

                  OO; IV

____________________
/1/ Excludes certain shares.  See Item 5.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 79 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 442,643
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   442,643
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            442,643 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.29%
14       Type of Reporting Person*

                  PN; IA

____________________
/1/ Excludes certain shares.  See Item 5.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 79 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 442,643
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   442,643
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            442,643 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.29%

14       Type of Reporting Person*

                  CO

____________________
/1/ Excludes certain shares.  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 79 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 442,643
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   442,643
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            442,643 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.29%

14       Type of Reporting Person*

                  OO; IA


____________________
/1/ Excludes certain shares.  See Item 5.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 79 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                   [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                  14,499
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  442,643
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    14,449
    With
                           10       Shared Dispositive Power
                                            442,643

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            457,142 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    8.54%

14       Type of Reporting Person*

                  IA


____________________
/1/ Excludes certain shares. See Item 5.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 79 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  442,643
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            442,643

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            442,643 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [x]

13       Percent of Class Represented By Amount in Row (11)

                                    8.29%

14       Type of Reporting Person*

                  IA

____________________
/1/ Excludes certain shares.  See Item 5


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 79 Pages

                  This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of securities of the Issuer, convertible into Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 1.  Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 42 West 39th Street, 9th Floor, New York, New York 10018.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros"); and

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

         This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

                              The Reporting Persons

QIP, QIHMI and QIH Management

                  QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. Current information concerning the identity and backround of the directors and officers of QIH Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

                                                              Page 9 of 79 Pages

                  Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").


SFM LLC, Mr. Soros and Mr. Druckenmiller


                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2, and elsewhere in this Schedule 13D as applicable, is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                  Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QIP.

                  Mr. Soros, by virtue of his position as a managing member of SFM Domestic Investments, may also be deemed a beneficial owner of the Shares held for the account of SFM Domestic Investments. SFM Domestic Investments is a Delaware limited liability company with its principal address at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal business of SFM Domestic Investments is investment in securities.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

                  QIP expended approximately $4,647,760 of its working capital to purchase the securities reported herein as being acquired in the last 60 days. SFM Domestic Investments expended approximately $152,240 of its working capital to purchase the securities reported herein as being acquired in the last 60 days.

                                                             Page 10 of 79 Pages


                  The securities held for the accounts of QIP and SFM Domestic Investments may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  All of the securities reported herein as having been acquired for or disposed of from the accounts of QIP and/or SFM Domestic Investments were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                           (a)      (i)     Each of QIP, QIHMI,  QIH Management,
SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 442,643 Shares (approximately 8.29% of the total number of Shares which would be outstanding) assuming the conversion of all of the Series A Preferred Shares (as defined herein) held for the account of QIP. This number includes 442,643 Shares issuable upon conversion of 232,388 Series A Preferred Shares held for the account of QIP.

                                    (ii)    Mr.   Soros   may  be   deemed   the
beneficial owner of 457,142 Shares (approximately 8.54 % of the total number of Shares which would be outstanding assuming the conversion of all of the Series A Preferred Shares held for the accounts of QIP and SFM Domestic Investments). This number includes (A) 442,643 Shares issuable upon conversion of 232,388 Series A Preferred Shares held for the account of QIP and (B) 14,499 Shares issuable upon conversion of 7,612 Series A Preferred Shares held for the account of SFM Domestic Investments.

                           (b)      (i)     Each of QIP,  QIHMI,  QIH Management
and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 442,643 Shares held for the account of QIP (assuming the conversion of all of the Series A Preferred Shares held for the account of QIP).

                                    (ii)    Mr. Soros and Mr. Druckenmiller as a
result of their positions with SFM LLC may be deemed to have the shared power to direct the voting and disposition of the 442,643 Shares held for the account of QIP (assuming the conversion of all of the Series A Preferred Shares held for the account of QIP).

                                    (iii)   Mr.  Soros  in  his  capacity  as  a
managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 14,499 Shares held for the account of SFM Domestic Investments (assuming the conversion of all of the Series A Preferred Shares held for the account of SFM Domestic Investments).

                           (c)      Except for the transactions  listed on Annex
C hereto, there have been no transactions effected with respect to the Shares since June 7, 1999 (60 days prior to the date hereof) by any of

                                                             Page 11 of 79 Pages

the Reporting Persons.

                           (d)      (i)     The  shareholders of QIP,  including
Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                                    (ii)    Certain   members  of  SFM  Domestic
Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SFM Domestic Investments.

                           (e)      Not applicable.

                  In addition, pursuant to the Investment Agreement (as defined herein) QIP and SFM Domestic Investments have the obligation, to the extent that the shares are not purchased by third parties, to purchase up to 250,000 additional Series A Preferred Shares (as defined herein) for an aggregate price of $5,000,000 on August 24, 1999. Such shares, if acquired, would be convertible into 476,190 additional Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On July 27, 1999, each of QIP and SFM Domestic Investments entered into an Investment Agreement (the "Investment Agreement") with the Issuer (a copy of which is attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6) pursuant to which they purchased an aggregate of 240,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Shares").

                  Pursuant to Section 2.3 and Section 2.4 of the Investment Agreement, QIP and SFM Domestic Investments have the obligation, to the extent that such shares are not purchased by third parties, to purchase up to 250,000 additional Series A Preferred Shares for an aggregate price of $5,000,000 on August 24, 1999.

                  Pursuant to Section 9.2 of the Investment Agreement, QIP and SFM Domestic Investments were granted certain rights relating to their ability to demand that the Issuer register under the Securities Act of 1933 unregistered securities of the Issuer held by QIP or SFM Domestic Investments.

                  Pursuant to Section 9.3 of the Investment Agreement, QIP and SFM Domestic Investments were granted certain piggy-back registration rights, which, if exercised, entitle QIP and SFM Domestic Investments to participate in registered offerings by the Issuer.

                  Pursuant to Section 9.4 of the Investment Agreement, the Issuer, QIP and SFM Domestic Investments agreed to certain holdback rights, which, if exercised, permit each of the Issuer, QIP and SFM Domestic Investments to curtail a public sale of securities of the Issuer for a period of time.

                  Pursuant to Section 9.5(b) of the Investment Agreement, each of QIP and SFM Domestic Investments will be required to discontinue disposition of the Issuer's securities upon receiving notice from the Issuer that the Issuer's prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein.

                  The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement (attached as Exhibit E to this Initial Statement), which is incorporated herein by reference.

                                                             Page 12 of 79 Pages


                  The Issuer executed a Certificate of Amendment of the Certificate of Incorporation (the "Certificate of Amendment") (a copy of which is attached hereto as Exhibit F and incorporated herein by reference in response to this Item 6) on July 27, 1999.

                  Pursuant to Section 5(a) of the Certificate of Amendment, the Issuer may take certain actions only with the approval of a majority of the directors, which must include the Class A Director (as defined herein) to the extent that the holders of the Series A Preferred Shares are entitled to appoint a Class A Director.

                  Pursuant to Section 5(c) of the Certificate of Amendment, so long as the Purchasers (as defined in the Investment Agreement) maintain beneficial ownership of at least 50% of the Series A Preferred Shares, the holders of Series A Preferred Shares, voting separately as a class, are entitled to elect one director to the Board of Directors (the "Class A Director") upon a vote of a majority of the outstanding Series A Preferred Shares.

                  Pursuant to Section 7 of the Certificate of Amendment, upon a change in control of the Issuer that will result in the holders of Series A Preferred Shares receiving cash or marketable securities with an aggregate value less than a certain amount, the holders of Series A Preferred Shares have the right to require the Issuer to redeem or repurchase their Series A Preferred Shares for a certain amount.

                  Pursuant to Section 8(b) of the Certificate of Amendment, the holders of Series A Preferred Shares have certain preemptive rights in instances where the Issuer issues any Shares or other securities convertible into Shares.

                  The foregoing description of the Certificate of Amendment does not purport to be complete and is qualified in its entirety by reference to the Certificate of Amendment (attached as Exhibit F to this Initial Statement), which is incorporated herein by reference.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1,1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  C. Joint Filing Agreement dated August 6, 1999 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller.

                  D. Power of Attorney dated May 23,1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

                                                             Page 13 of 79 Pages



                  E. Investment Agreement dated July 27, 1999 among the Issuer, QIP, SFM Domestic Investments and Pilot Capital Corp.

                  F. Certificate of Amendment of the Issuer dated July 27, 1999.

                                                             Page 14 of 79 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 6, 1999

                                   QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:  /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner


                                        By:  /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President


                                   QIH MANAGEMENT, INC.


                                   By:  /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS


                                   By:  /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 15 of 79 Pages



                                    STANLEY F. DRUCKENMILLER


                                   By:  /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 16 of 79 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship      Principal Occupation          Business Address
----------------------      --------------------          ----------------


Curacao Corporation         Managing Director of          Kaya Flamboyan 9
Company N.V.                Netherlands Antilles          Willemstad
  Managing Director         corporations                  Curacao,
  (Netherlands Antilles)                                  Netherlands Antilles



Inter Caribbean             Administrative services       Citco Building
Services Limited                                          Wickhams Cay
  Secretary                                               Road Town
  (British Virgin Islands)                                Tortola
                                                          British Virgin Islands



                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship      Principal Occupation          Business Address
----------------------      --------------------          ----------------

Gary Gladstein              Managing Director of SFM      888 Seventh Avenue
Director and President      LLC                           33rd Floor
(United States)                                           New York, NY  10106

Sean C. Warren              Managing Director of SFM      888 Seventh Avenue
Director, Vice President    LLC                           33rd Floor
and Secretary                                             New York, NY  10106
(United States)

Peter Streinger             Chief Financial Officer of    888 Seventh Avenue
Treasurer                   SFM LLC                       33rd Floor
(United States)                                           New York, NY  10106

Michael C. Neus             Assistant General Counsel of  888 Seventh Avenue
Vice President and          SFM LLC                       33rd Floor
Assistant Secretary                                       New York, NY  10106
(United States)






         To the best of the Reporting Persons' knowledge /1/:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/

____________________
/1/ Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 17 of 79 Pages


                                     ANNEX B


                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC. /1/


Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
L. Kevin Dann
Gary Gladstein
Ron Hiram
Robert K. Jermain
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Paul McNulty
Steven Okin
Frank Sica
Sean C. Warren

         Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/












____________________
/1/ Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 18 of 79 Pages



                                     ANNEX C

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                  BLUEFLY, INC.


                              Date of       Nature of      Number of
For the Account of          Transaction    Transaction    Securities     Price
------------------          -----------    -----------    ----------     -----
QIP                         7/27/99        PURCHASE       232,388/1/       /2/

SFM Domestic Investments    7/27/99        PURCHASE         7,612/1/       /3/




____________________
/1/ Shares of Series A Preferred Stock.
/2/ Total consideration  of $4,647,760 was paid for  the securities purchased by
    QIP.
/3/ Total consideration of $152,240 was paid for the securities purchased by SFM
    Domestic Investments.

                                                             Page 19 of 79 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


A.       Power of Attorney dated as of January 1, 1997 granted by
         Mr.  George Soros in favor of Mr. Sean C. Warren and Mr.
         Michael C. Neus.........................................             20

B.       Power of Attorney dated as of January 1, 1997 granted by
         Mr.  Stanley F.  Druckenmiller  in favor of Mr.  Sean C.
         Warren and Mr. Michael C. Neus..........................             21

C.       Joint Filing Agreement dated August 6, 1999 by and among
         Quantum   Industrial   Partners   LDC,  QIH   Management
         Investor,   L.P.,  QIH  Management,   Inc.,  Soros  Fund
         Management  LLC,  Mr.  George  Soros and Mr.  Stanley F.
         Druckenmiller...........................................             22

D.       Power of Attorney  dated May 23, 1996 granted by Quantum
         Industrial  Partners LDC in favor of Mr. Gary Gladstein,
         Mr. Sean Warren and Mr. Michael Neus....................             24

E.       Investment  Agreement  dated July 27,  1999 by and among
         Bluefly,  Inc.,  Quantum  Industrial  Partners  LDC, SFM
         Domestic Investments LLC and Pilot Capital Corp.........             25

F.       Certificate   of   Amendment  of  the   Certificate   of
         Incorporation of Bluefly, Inc. dated July 27, 1999......             67